Exhibit 12.0
BANC OF CALIFORNIA, INC.
FIXED CHARGE CALCULATION
(Dollars in thousands)

Year Ended December 31,
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges: (1)
Excluding interest on deposits	5.43x	2.73x	1.55x	2.54x	-1.33x
Including interest on deposits	3.05x	1.60x	1.21x	1.57x	0.53x
Ratio of earnings to combined fixed charges and preferred stock dividends: (2)
Excluding interest on deposits	3.09x	1.83x	1.12x	1.53x	-0.77x
Including interest on deposits	2.26x	1.36x	1.05x	1.26x	0.46x

(1)
The ratios of earnings to fixed charges for both excluding and including interest on deposits were less than one-to-one for the year ended December 31, 2011. Earnings were insufficient to cover fixed charges by $2.9 million for the period.

(2)
The ratios of earnings to fixed charges and preferred stock dividends both excluding and including interest on deposits were less than one-to-one for the year ended December 31, 2011. Earnings were insufficient to cover fixed charges by $3.8 million for the period.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
1. Income (loss) before income tax	$104,266	$26,466	$7,908	$6,475	$(2,711)
2. Add: Interest expense	42,621	32,862	23,282	8,479	6,037
3. Earnings including interest on deposits	146,887	59,328	31,190	14,954	3,326
4. Less: Interest expense on deposits	25,783	24,411	16,051	5,960	4,989
5. Earnings excluding interest on deposits	$121,104	$34,917	$15,139	$8,994	$(1,663)
Fixed charges:
6. Interest expense (Line 2)	$42,621	$32,862	$23,282	$8,479	$6,037
7. Interest portion on rental expense	5,460	4,331	2,532	1,025	202
8. Including interest on deposits and capitalized interest	48,081	37,193	25,814	9,504	6,239
9. Less interest expense on deposits (Line 4)	25,783	24,411	16,051	5,960	4,989
10. Total fixed charges, excluding interest on deposits	$22,298	$12,782	$9,763	$3,544	$1,250
Fixed charges and preferred stock dividends:
11. Interest expense (Line 2)	$42,621	$32,862	$23,282	$8,479	$6,037
12. Interest portion on rental expense	5,460	4,331	2,532	1,025	202
13. Preferred stock dividends (1)	16,936	6,276	3,767	2,343	921
14. Including interest on deposits, capitalized interest and preferred stock dividends	65,017	43,469	29,581	11,847	7,160
15. Less interest expense on deposits (Line 4)	25,783	24,411	16,051	5,960	4,989
16. Total fixed charges and preferred stock dividends, excluding interest on deposits	$39,234	$19,058	$13,530	$5,887	$2,171
Ratio of earnings to fixed charges:
Excluding interest on deposits (Line 5 divided by Line 10)	5.43	2.73	1.55	2.54	(1.33)
Including interest on deposits (Line 3 divided by Line 8)	3.05	1.60	1.21	1.57	0.53
Deficiency	$—	$—	$—	$—	$2,913
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits (Line 5 divided by Line 16)	3.09	1.83	1.12	1.53	(0.77)
Including interest on deposits (Line 3 divided by Line 14)	2.26	1.36	1.05	1.26	0.46
Deficiency	$—	$—	$—	$—	$3,834
(1) Utilized a 42 percent effective tax rate